February 15, 2006

Mail Stop 4561

By U.S. Mail and Facsimile (404) 572-6999

Mark A. Stevens
President and Chief Executive Officer
Atlantic Southern Financial Group, Inc.
4077 Forsyth Road
Macon, Georgia 31210

Re:	Atlantic Southern Financial Group, Inc.
	Registration Statement on Form S-1
      Filed January 19, 2006
	File No. 333-130542

Dear Mr. Stevens:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1. State that all funds received will be immediately available for use by the company, that there is no minimum number of shares that the company must sell, and funds will not be placed in an escrow or similar account.





Summary, page 1

2. Please revise the introductory paragraph to avoid stating that the summary is incomplete. A summary by its nature does not contain all the information that is in the prospectus, but should provide capsule disclosure of all the most material information.

Summary Consolidated Financial Data, page 5

Income Statement Data, page 5

3. Revise the "Gross interest income" line item to include dividend income. Refer to the "Total interest and dividend income" caption in the Statements of Income (Loss) on page F-4. Provide a similar revision to the "Selected Consolidated Financial Data" section on page 23.

4. Revise the "Net interest income" line item on page 5 to read
"net
interest income before provision for loan losses". Provide a similar revision to the "Selected Consolidated Financial Data" section on page 23.

Period End Balances, page 6

5. Disclose in a footnote how Earnings Assets are determined.
Provide a similar revision to the "Selected Consolidated Financial Data" section on page 23.

6. Disclose in a footnote how Shares outstanding - diluted are computed. Provide a similar revision to the "Selected Consolidated Financial Data" section on page 23.

Performance Ratios, page 6

7. Include the "Average Equity to Average Assets ratio" in this section in addition to the "Results of Operations Asset and Equity Analysis" section on page 38.

Asset Quality Ratios, page 6

8. Revise footnote (4) regarding the composition of non-performing assets to state why you do not include the ratios for Nonperforming assets to total assets and Loans loss reserves to non performing assets for fiscal years 2001 to 2003. Provide a similar revision to the related footnote in the "Selected Consolidated Financial Data" section on page 23.

  Risk Factors, page 7

9. We note in your introductory paragraph the statement that there may be other risks to investing the company apart from those discussed in this section. Please revise to delete this language. You must disclose all risks that you believe are material at this time. Discussing the possibility of risks that are currently unknown or appear immaterial is unnecessarily confusing.

There has been no active market for our common stock..., page 13

10. Please revise to reference the extent of current trading on the
OTCBB.

Our ability to pay dividends..., page 14

11. Please revise to reference the company`s policy against payment of dividends.

Use of Proceeds, page 21

12. Please provide as clear an estimate as possible of your intended use of the proceeds of this offering. We note, for example, your intention to open three new branches and purchase additional land. To the extent you are able to disclose specific uses for the proceeds, please show scenarios based on 25%, 50%, 75% and 100% of shares being sold, as appropriate. To the extent you are not sure of your plans for the proceeds, discuss the principal reasons for the offering at this time.

Capitalization, page 22

13. Discuss in footnote (1) the basis for including the junior subordinated debentures issued in connection with the trust preferred securities as part of permanent equity.

14. Revise footnote (5) to describe the amount and nature of the debt instruments related to the interest rate floors. Cross reference to the related note in the financial statements that discusses the terms of this hedging relationship.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 26

Three and Nine-Months Ended September 30, 2005

Overview, page 27

15. We refer to your statement in the first paragraph on page 27 that
states you anticipate that following this offering your total assets
will exceed $400 million.   In this regard, please disclose the
factually supportable assumptions you used to estimate you will attain the projected assets and discuss the reasons why you consider this information is useful to investors.

Critical Accounting Policies, page 27

16. We refer to the second paragraph of this section that states you use several factors to determine if a loan is impaired. In this regard, please revise to provide the following information:

* Explain in greater detail in this section the specific factors you use to determine if a loan is impaired or cross reference to where this disclosure is included in the filing.

* Consider in your disclosure the guidance in paragraph 9.06 of the
"Credit Losses" chapter in the AICPA Audit and Accounting Guide for
Depository Institutions which states that methods that reliance solely on mathematical calculations, such as a percentage of total loans based on historical experience, are generally not acceptable since they do not consider the specific loan transactions and economic environment of the Company.

Interest Income, page 28

17. Please expand the second paragraph of this section to discuss how you monitor and evaluate interest rate risk, credit risk and liquidity risk as part of your earnings management practices.

18. We refer to the first paragraph on page 29 that states the significant increase in interest bearing liabilities was due to your market penetration and to the issuance of brokered CDs. In this regard, please revise this section to provide the following information:

* Quantify the amount of increase in interest bearing liabilities which you attribute to the issuance of brokered deposits.

* Disclose the amount of the increase in the average rate paid on interest bearing liabilities that was due to the issuance of higher-cost brokered CDs.

Noninterest Income, page 29

19. Expand your discussion in the first paragraph on page 30 to discuss the factually supportable assumptions that substantiate your belief that deposit related noninterest income will continue to improve throughout 2006.

20. We refer to the first paragraph on page 30 that states "Other income" consists mainly of income from mortgage loan brokerage activity started in late 2004. Considering that "Other income" was
64% and 54% of total noninterest income during the three and nine months period ended September 30, 2005, and that you expect mortgage loan fee income to increase in 2006, please revise the Consolidated
Statement of Income for this period to separately disclose income from mortgage broker activities.

Statement of Financial Condition, page 31

21. Disclose the amount of growth in total deposits attributable to the issuance of brokered CDs and the Company`s strategy with respect to the continued use of brokered deposits and the related risks. Refer to paragraph 13.30 of the "Deposits" chapter of the AICPA Audit and Accounting Guide for Depositary Institutions regarding regulatory limitations on the use of brokered deposits by banks and savings institutions.

Asset Quality, page 32

22. We refer to the third paragraph of this section and to the first
paragraph on page 40 that states management considers a number of factors when they determine the additions to the allowance for loan
loss.   Please expand your discussion here or in the "Provision
for
Loan Losses" section on page 40 to discuss the specific factors that you consider for estimating the reasonability of the allowance for loan losses based on the requirements of SFAS 5 and SFAS 114.

23. We refer to the third paragraph of this section and to first paragraph on page 40 regarding how you establish the additions to the allowance based on maintaining a ratio of the allowance for loan losses to total loans in a range of 1% to 1.25%. In this regard, please more fully disclose how the comparative loan categories and balances, risk elements inherent in the portfolio and level of specific non-performing loan categories impacted your periodic and on-going determination of how and why you determined that the level of the above mentioned ratio is consistent with your methodology.

Nonperforming Assets, page 33

24. Discuss the nature and terms of the loan that is currently in nonaccrual status. Describe the nature of the underlying collateral and how its fair value was determined.

Liquidity, page 33

25. Define what you mean by liquid assets and state the reasons for the significant decrease in the ratio of liquid assets as a percentage of deposits of 2.03% as of September 30, 2005 compared to
4.44% as of December 31, 2004.

26. As a related matter, please fully discuss alternative sources of liquidity that you have at your disposal for the periods presented.
Please give careful consideration to the fact that approximately half of all deposits were brokered with maturities less than one year. In this regard, disclose whether you believe you will experience significant disintermediation (significant deposit run-off) which would likely result in the need to have significant alternative sources of funding.

Average Consolidated Balance Sheets and Net Interest Analysis,
page
38

27. State in footnotes to the table how you determined Net
Interest
Revenue, Net Interest Spread and Net Interest Margin.

28. State if the averages called for by Industry Guide 3 are daily averages. If they are not daily averages, discuss in a footnote why these averages are considered representative of your operations and why the Company is unable to collect the data on a daily basis. Refer to Instruction 4 to Industry Guide 3.

29. Explain in a footnote how nonaccruing loans have been treated in the analysis of net interest earnings. Refer to Instruction (1) of
Section I of Industry Guide 3.

Changes in Interest Income and Expenses, page 39

30. Revise this section to include, for the last two fiscal years, the dollar amount of change in interest income and interest expense by segregating each major category of interest-earning asset and interest-bearing liability into the amounts attributable to changes in volume, changes in rata and changes in rate/volume. Refer to the disclosure requirements in Section I.C of Industry Guide 3.

31. If material, disclose in a footnote if you have excluded any out-of-period items and adjustments in the calculation of changes in interest income and interest expense. Refer to Instruction (2) of
Section I.A. of Industry Guide 3.

32. State in a footnote if you have calculated tax-exempt income on a tax equivalent basis. If so, describe the extent to which you are exempt from Federal, state and local taxation and the combined marginal or incremental tax rates used. Refer to Instruction (4) of
Section I.C. of  Industry Guide 3.

Provision for Loan Losses, page 39

33. Tell us and revise this section to describe your methodology for determining the amount of your loan loss allowance, including but not limited to the following information:

* Discus how you determined each element of the allowance based on a credit classification process that categorizes loans into risk categories, such as loan segmentation and rating into standard, doubtful and loss categories.

* Describe which loans are evaluated individually and which loans are evaluated as a group, considering the requirements of SFAS 5, as amended by SFAS 114.

* State how you determined both the allocated and unallocated portions of the allowance for loan losses, and

* Describe how you determined the loss factors that you applied to graded loans to develop a general allowance.

Loans by Maturity and Repricing, page 43

34. Please present separately the total amount of loans due after one year which have predetermined fixed rates and those which have floating or adjustable or floating interest rates. Refer to the disclosure requirements of Section III.B. of Industry Guide 3.

35. Confirm to us that you report loans with no stated schedule of repayments and maturity, as well as overdrafts in the one year or less category. Refer to Instruction (2) to Industry Guide 2.

Analysis of Changes in the Allowance for Loan Losses, page 44

36. Please revise the analysis of changes in the allowance for loan losses to include a breakdown of the charge-offs and recoveries by type of loan as specified in the tabular format in Section IV.A of Industry Guide 3.

37. For each period presented, provide a brief description of the specific factors which influenced management`s decision in determining the amount of the additions to the allowance through the provision for loan losses charged to operating expense. Refer to Instruction (2) to Section IV.A of Industry Guide 3.

38. Disclose as of the most recent reported period the nature and amount of any other interest bearing assets that would be required to be disclosed as nonaccrual, past due or potential problem loans if these assets were classified as loans. Refer to Section III.D. of Industry Guide 3.

39. Provides a breakdown of the allocation of the allowance for loan losses required by Section IV.B of Industry Guide 3 and discuss the basis for the allocation to specific types of loans and the reasons for any significant unallocated amounts. Alternatively, provide a narrative discussion of the risk elements in the loan portfolio and the factors that were considered in determining the allowance for loan losses.



Nonperforming Assets, page 45

40. Disclose the gross interest income that would have been recorded in the period if the loan had been current in accordance with its original terms and had been outstanding throughout the period. State the amount of interest income on those loans that was included in net income for the period. Refer to the Instruction 1.(2) of Section III.C of Industry Guide 3.

41. Disclose the nature and extent of any potential problem loans as of the end of the most recent reported period, which are not now disclosed as nonaccrual or past due, where you have information about possible credit problems which cause serious doubts regarding the borrowers ability to comply with their repayment terms. Refer to
Section III.C.2 of Industry Guide 3.

Deposit and Other Borrowings, page 47

42. Please provide for each reported period the average amount and rate paid on the deposit categories described in Section V.A of Industry Guide 3 that are greater than 10% of total average deposits or cross reference to where this disclosure is included in the filing.

43. We refer to the yearly maturity schedule of time deposits on page
48. Please revise this section to include the maturity information for time deposits based on the interim time periods described in
Section V.D of Industry Guide 3.

44. We refer to the table of maturities and rates of FHLB
borrowings
on page 48.   Please briefly describe the terms of the interest
rate
caps on the $6 million advance and the conversion feature of the
$5
million loan. Cross reference to related disclosure in Note G, Borrowings on page F-17.

Market Area and Competition, page 58

45. Please expand your market area information, as necessary, to include all material information on the population characteristics and trends of each of the counties you serve, including aging and per capita income.

Certain Transactions and Business Relationships, page 71

46. Please revise this heading to read "Certain Relationships and Related Transactions."

Financial Statements of New Southern Bank for the year ended
December
31, 2004

General

47. Please update the financial statements as required by Item
310(g)
of Regulation S-B when you file an amendment to the registration statement.

48. A currently dated consent of the independent auditors should be included in the amendment to the registration statement. See Rule 302 of Regulation S-T which discusses signatures in electronic filings.

Note A. Summary of Significant Accounting Policies

Note A.1, Reporting Entity, page F-7

49. Please disclose the changes in the names of the bank holding company from NSB Holdings, Inc. to Bank to Atlantic Southern Financial Group and of the Bank from New Southern Bank to Atlantic Southern Bank, respectively and when these change were made. Similar disclosure should be provided in Note (1), "Basis of Presentation" on page F-30 of the NSB Holdings, Inc. financial statements on page F-30.

Note A.4, Loans Held for Sale, page F-8

50. Please state if the loans held for sale will be sold on a recourse or non-recourse basis. If they will be sold on a recourse basis please discuss your accounting for the recourse liability.
Refer to paragraph 11.c of SFAS 140.

51. We note that your loans held for sale of $890,000 as of December
31, 2004 increased to $2.127 million as of September 30, 2005.
In
this regard, please explain in Management`s Discussion and Analysis the following:

* Explain why your statements of cash flows for the year ended
December 31, 2004 and for the nine-month period ended September
30,
2005 do not show any cash flows from sales of these loans.

* Disclose any concerns regarding the creditworthiness of these loans and of your ability to sell them.

* Explain how you consider impairments to the carrying value of loans held for sale in your analysis of the reasonability of the allowance for loan losses.

Statement of Cash Flows, page F-6

52. Please disclose separately in the "Cash Flows from Investing Activities" section the proceeds from maturities and from calls of
available for sale securities.   A similar breakdown should be
made
in the Noninterest Income section of the Statement of Income
(Loss)
with respect to gains on sales and calls of investment securities if material.

Note G. Borrowings, page F-17

53. Disclose the terms of the interest rate caps on the $6 million loan from the FHLB considering the table of maturities and rates of
FHLB borrowings on page 48 states the loans have interest rate caps, a derivative instrument.

54. Provide the disclosures required by paragraphs 44 and 45 of SFAS
133 for derivative instruments that qualify as hedging instruments, including whether they are designated as fair value or cash flow hedging instruments or have not been designated as hedging instruments.

55. Discuss in MD&A any material expected effects of the interest rate caps on the Company`s future results of operations.

56. Describe the conversion features related to the $5 million loan and any other material terms of this loan described as European in the table of maturities and rates of FHLB borrowings on page 48. Discuss in MD&A any material effects of the conversion features on key financial ratios and earnings per share.

Financial Statements of NSB Holdings, Inc. for the nine-month period ended September 31, 2005

Note (6), Interest Rate Floors, page F-32

57. We refer to the interest rate contracts entered into during the third quarter of 2005 which have interest rate floors and caps.
In
this regard please provide for the interest rate derivative contracts the following information:

* Disclose the terms of the various interest contracts, including the notional principal amount and the terms of the floors and caps. Describe the specific type and dollar amount of the liabilities being hedged and the quantitative terms of floors and caps used as a hedge.

* Provide the disclosures required by paragraphs 44 and 45 of SFAS 133 for derivative instruments that qualify as hedging instruments, including whether they are designated as fair value or cash flow hedging instruments or have not been designated as hedging instruments.

* Assuming the interest rate derivative contracts qualify as hedging instruments, please include in MD&A the following information:

o Describe the quantitative measures of correlation you use to assess effectiveness of each hedge both at inception and on an ongoing basis.

o Please tell us whether you use long-haul and/or short cut application of hedge accounting for each major type of derivative contract that you have entered into and compare and contrast each treatment and how it complies with paragraphs 68-70 of SFAS No. 133.

o Disclose when you perform these assessments on an interim or annual basis.

o Provide an expanded discussion of management`s business purpose of entering into derivative instruments and discuss the effect of these activities on your financial position, results of operations and cash flows.

o Provide an expanded discussion of how your derivative instruments qualify for hedge accounting under SFAS 133 and how your accounting policies comply with that standard.

o Disclose where you present the gains and losses relating to hedge ineffectiveness in the statements of income and explain why that presentation is appropriate.


*      *      *
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      You may contact Edwin Adames, Staff Accountant, at (202)
551-
3447 or John Nolan, Accounting Branch Chief, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3493 with any other questions.

						Sincerely,



						Todd K. Schiffman
						Assistant Director

cc:	M. Todd Wade, Esq.
	Beth Lanier, Esq.
	Powell Goldstein LLP
	One Atlantic Center, Fourteenth Floor
	1201 West Peachtree Street, NW
	Atlanta, Georgia.

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M. Todd Wade
Atlantic Southern Financial Group, Inc.
February 13, 2006
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